SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

____________________

SYNGENTA AG

(Name of Subject Company)

____________________

SYNGENTA AG

(Name of Person(s) Filing Statement)

____________________

Common shares, nominal value CHF 0.10 per share (“Common Shares”)
American Depositary Shares (“ADSs”), each representing one-fifth of a Common
Share of Syngenta AG, nominal value CHF 0.10 per share

(Title of Class of Securities)

CH0011037469 (Common Shares)

87160A100 (ADSs)

(CUSIP Number of Class of Securities)

____________________

Christoph Mäder

Group General Counsel

Syngenta International AG

P.O. Box

CH-4002 Basel, Switzerland

+41 61 323 1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Louis L. Goldberg

H. Oliver Smith

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 23, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Syngenta AG, a Swiss corporation (Aktiengesellschaft) with registered office in Basel, Switzerland (the “Company”). The Schedule 14D-9 relates to a tender offer by CNAC Saturn (NL) B.V. (the “Offeror”), a private company with limited liability (B.V. or “Besloten Vennootschap met beperkte aansprakelijkheid”) organized under the laws of The Netherlands, that is an indirect wholly-owned subsidiary of China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), to purchase (i) up to 100% of the issued and outstanding publicly held registered shares (Namenaktien), with a nominal value of 0.10 Swiss francs per share, of the Company (collectively the “Common Shares” and each a “Common Share”) that are held by residents in the United States (“U.S.”), including holders who are “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by The Bank of New York Mellon acting as depositary, each representing one-fifth of a Common Share, of the Company (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, for $465.00 per Common Share, and $93.00 per ADS, in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of $0.05 per ADS for the cancellation of tendered ADSs), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016, and in the related Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable, contained in the Tender Offer Statement on Schedule TO, dated March 23, 2016 filed by ChemChina and the Offeror with the SEC on March 23, 2016.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sections after the last paragraph under the heading “February 19, 2016 Grants to Company Executive Officers under the DSP and the Executive LTI Plan”:

“February 19, 2016 Grants to Company Employees under the DSP and the LTIP

On February 19, 2016, the following grants were made pursuant to the DSP:

•	The Company granted a total of 7,382 mandatory awards, 11,153 voluntary awards and 18,535 matching awards representing Common Shares to 234 employees (inclusive of the DSP awards to Company Executive Officers described above).
•	The Company granted a total of 6,336 mandatory awards, 15,527 voluntary awards and 21,863 matching awards representing ADSs to 53 employees.

On February 19, 2016, the following grants were made pursuant to the LTIP:

•	The Company granted a total of 72,400 RSUs representing Common Shares to 797 employees.
•	The Company granted a total of 184,880 RSUs representing ADSs to 263 employees.

Transfers to Company Employees under the Employee Share Purchase Plan (“ESPP”)

The Company currently operates the ESPP in 40 countries, and the regulations for the ESPP vary depending on the location of the employee. Pursuant to the ESPP, participating employees in 23 countries may purchase at a discount from the Company Common Shares held in treasury. By contrast, participating employees in 17 countries make purchases of Common Shares on the open market, which are then matched by transfers from the Company of Common Shares held in treasury. On May 6, 2016, pursuant to the terms of the ESPP, the Company transferred or sold a total of approximately 42,333 Common Shares held in treasury to employees of the Company who elected, during the period from April 11, 2016 through April 22, 2016, to participate in the ESPP for 2016. Sales of Common Shares by the Company were made at a price per Common Share of CHF 390 (funded 50% by the Company and 50% by the applicable employee).

In the United Kingdom, the ESPP participation election period operates on a monthly (rather than annual) basis. During the period from January 1, 2016 to May 2, 2016, 8,555 Common Shares were transferred by the Company from treasury to those employees in the United Kingdom who elected to participate in the ESPP. The Company expects to make additional transfers of Common Shares from treasury on a monthly basis as determined by the elections made by employees in the United Kingdom pursuant to the ESPP.”

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the table under the heading “Other Transactions by Company Executive Officers and Non-Executive Directors”:

Name of Person	Transaction Date	Number of Common Shares	Price Per Common Share (CHF)	Nature of Transaction
Jonathan Seabrook	May 4, 2016	1,819	386.116273	Sale of Common Shares.
John Ramsay	May 4, 2016	4,000	385.012050	Sale of Common Shares.
John Ramsay	May 4, 2016	2,453	385.067212	Exercise of Options at exercise price of CHF 226.70 and subsequent sale of Common Shares.
John Ramsay	May 4, 2016	2,500	385.067212	Exercise of Options at exercise price of CHF 233.43 and subsequent sale of Common Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

SYNGENTA AG
By:	/s/ John Ramsay
	Name:	John Ramsay
	Title:	Chief Executive Officer and Chief Financial Officer

Dated: May 9, 2016